EXHIBIT 5

REIMBURSEMENT AGREEMENT

                THIS REIMBURSEMENT AGREEMENT (the “Agreement”) is entered into as of April 5, 2002 by and between BRIAN D. FITZGERALD, an individual (the “Fitzgerald”), SECURITY CAPITAL CORPORATION, a Delaware corporation (“SCC”), and PRIMROSE SCHOOL FRANCHISING COMPANY, a Georgia corporation (the “Company”).

                WHEREAS, the Company, SCC, Primrose Holdings, Inc., a Delaware corporation (“PHI”), and Bank One, N.A., a national banking association (the “Lender”), have entered into a Loan Agreement dated as of the date hereof (the “Loan Agreement”) pursuant to which Lender will lend money and make other financial accommodations available to the Company;

                WHEREAS, in connection with such Loan Agreement, Fitzgerald has agreed to guarantee certain of the obligations of the Company pursuant to an Unconditional Individual Guaranty Agreement entered into with the Lender as of the date hereof (the “Guaranty Agreement”); and

                WHEREAS, SCC and the Company desire to reimburse Fitzgerald for any amounts paid by Fitzgerald under the Guaranty Agreement under the terms and conditions set forth herein.

                NOW, THEREFORE, the Company, SCC and Fitzgerald hereby agree as hereinafter set forth.

                1.             Company Reimbursement.  Upon a written demand by Fitzgerald delivered to the Company (with a copy to SCC), the Company hereby agrees to reimburse Fitzgerald, in immediately available funds, for any and all amounts paid by Fitzgerald to the Lender pursuant to the Guaranty Agreement.  Such funds shall be sent by wire transfer by the Company promptly following receipt by it of any such written demand to such account as Fitzgerald may specify in such notice.

                2.             SCC Reimbursement.  In the event that the Company has at any time failed to reimburse Fitzgerald in the manner set forth in Section 1 above, and such failure has continued for a period of five days from the date on which written demand was made by Fitzgerald, SCC will reimburse Fitzgerald, in immediately available funds, for any amounts due and owing to Fitzgerald by the Company pursuant to Section 1 above.  Such funds shall be sent by wire transfer by SCC to the same account referred to in Section 1 above.

                3.             Subordination.  The Company, SCC and Fitzgerald hereby agree that any and all amounts payable hereunder to Fitzgerald  are expressly subordinate and junior in right of payment to any obligations, indebtedness and liabilities of the Company and SCC to the Lender under the Loan Agreement and the Loan Documents (as such term is defined in the Loan Agreement).

                4.             Notices.  Each notice, certificate, request or other communication to be given or made in accordance with this Agreement shall be deemed to be made or given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or mailed by prepaid first class mail, return receipt requested, or mailed by overnight courier prepaid, to the party to receive the same at its address or facsimile number set forth below.  All such notices, requests and other communications will (x) if delivered personally to the address as provided in this Section 4 be deemed given upon delivery, (y) if delivered by facsimile transmission to the facsimile number as provided in this Section 4, be deemed given upon facsimile confirmation, and (z) if delivered by overnight courier to the address as provided in this Section 4, be deemed given on the earlier of the first business day following the date sent by such overnight courier or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section. 4).  Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

If to Fitzgerald:	Brian D. Fitzgerald
c/o Security Capital Corporation
Three Pickwick Plaza
Suite 310
Greenwich, Connecticut 06930
Attention: President
(203) 625-0423 (Fax)

If to the Company:	Primrose School Franchising Company
199 South Erwin Street
Catersville, Georgia 30120
Attention: President
(770) 606-0020 (Fax)

If to SCC:	Security Capital Corporation
Three Pickwick Plaza
Suite 310
Greenwich, Connecticut 06930
Attention: President
(203) 625-0423 (Fax)

                5.             Refinancing.  The Company and SCC covenant to use their best efforts to refinance the debt and other commitments under the Loan Agreement and the Loan Documents, as soon as practicable, or otherwise to take such action as would result in a release of Fitzgerald from all obligations as guarantor of the Company.

                6.             Amendments, Modifications, Etc.  No amendment, modification, termination or waiver of any provision of this Agreement or consent to any departure therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto, and then such action shall be effective only in the specific instance and for the specific purpose for which taken.

                7.             Applicable Law.  This Agreement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of law principles.

                8              Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provisions in any other jurisdiction.

                9.             Counterparts.  This Agreement may be executed simultaneously in several counterparts, each of which shall be regarded as an original, with the same effect as if the signatures thereto were upon the same instrument.

                10            Merger.  This Agreement reflects the entire understanding of the parties with respect to its subject matter and supersedes all prior agreements or understandings with respect thereto.

                11.           Headings.  Headings of the sections of this Agreement are for convenience only and shall not affect the construction of this Agreement.

                12.           Effective Date.  This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the day and year first above written.

PRIMROSE SCHOOL FRANCHISING COMPANY

By:	/s/ William R. Schlueter
Name: William R. Schlueter
Title: Vice President

SECURITY CAPITAL CORPORATION

By:	/s/ William R. Schlueter
Name: William R. Schlueter
Title: Vice President and CFO

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald